Asteriko Corp.
616 Corporate Way, Suite 2-6834, Valley Cottage, NY 10989
Phone: (845) 512-5020
E-mail: asteriko.corp@gmail.com
Website: www.asteriko.com

September 25, 2014

Mr. Craig E. Slivka
United States Securities and Exchange Commission
Washington, DC 20549

RE: Asteriko Corp.'s - Registration Statement on Form S-1, Amendment 1, Filing No. 333-197692

Dear Mr. Slivka;

In regards to your letter dated August 25, 2014 which included comments relating to our Registration Statement, we have prepared the following responses:

                                     GENERAL

COMMENT 1. Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, issue penny stock, and have a limited ability to carry out your proposed business plan. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

RESPONSE: According to Rule 419 (2) the company can be qualified as a "blank check company" if it does not have a specific business plan and has intention to engage in merging or acquisition and is issuing a "penny stock". The company cannot be automatically qualified as a "blank check company" just because it is issuing a "penny stock" without being a subject to the first condition of Rule 419 (2)(i).

The Registrant does not believe that its company would fall under the Rule 419 of Regulation C for the following reasons:

a) There is a specific business plan in place; company has a concrete purpose (to develop color changing decorative panels and building materials);

b) We have never indicated in our Registration Statement that our business plan is to engage in a merger or acquisition with an unidentified company or companies.

COMMENT 2. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and Director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and Director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

RESPONSE:  Updated the Registration Statement with the following text:

"Our Director and his affiliates have not acted as promoters nor do they have a controlling interest in any companies (either viable or dormant).

COMMENT 3: Please revise the disclosure throughout the filing to state that you are currently a shell company because it appears from the disclosure that the company has both nominal operations and nominal assets. See Rule 405 of Regulation C under the Securities Act.

RESPONSE: Rule 405 of Regulation C defines a "shell company" as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Registrant does not believe that Asteriko Corp. falls under definition of a "shell company" as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Specifically, the Registrant does not believe that company would be classified as having "no or nominal operations". From inception, the Registrant's management has devoted a significant amount of time to the development of the Registrant's business, purchased painting tools and equipment. In furtherance of the Registrant's planned business, the Registrant's management investigated the market demand for decorative panels, raised seed capital, developed company's business plan, registered a domain name for the new website, completed three projects for our three clients, and signed a contract for decorative panels with Glik-Art Company. The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as having "no or nominal operations.

COMMENT 4. Please ensure that financial statement amounts disclosed throughout your document agree with amounts reflected in your audited financial statements. For example, we note on page 3 that you disclose your assets at $11,401 while your financials show assets to be $11,390.

RESPONSE: The Registration Statement has been updated accordingly.

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                          COVER PAGE OF THE PROSPECTUS

COMMENT 5. Please revise the cover page to state that you have no operations and no assets rather than "modest" assets and operations.

RESPONSE: As per the current balance sheet dated June 30th, 2014, company owns total fixed assets in the amount of $677 (net of accumulated depreciation). These assets (tools and equipment) are actively used in production. We also have generated $3,239 in revenue from the three initial sales while still testing and fine tuning the product. This was taken as a base for the cover page statement quoted above.

COMMENT 6. Please disclose the date on which the offering will end.

RESPONSE: Updated the Registration Statement with the following text:

"This Offering of shares will terminate 180 days from the effective date of this Prospectus, although we may close the Offering on any date prior if the Offering is fully subscribed."

        THE COMPANY, PAGE 3; DESCRIPTION OF PRODUCT OR SERVICES, PAGE 19;
                 COMPETITION AND COMPETITIVE STRATEGY, PAGE 20

COMMENT 7. We do not understand that statement here and elsewhere that you have generated revenue from sales to three customers in light of your disclosure that you have no assets or operations and have been engaged primarily in organizing activities. Please elaborate on these sales. For instance, who produced the products you sold? We may have additional comments after reviewing your response.

RESPONSE: The Registration Statement has been worked on over an extensive period of time, revised numerous times with input edits from various professional sources. Full due diligence will apply going forward to insure consistency in data and statements presented.

We had three sales transactions to date with the following companies:

     1. Xan Systems Inc. is a tracking company that has purchased decorative color changing panels to remodel their office.

     2. Atline Engraving Design purchased color changing panels to install in the company's lobby; they also looking to incorporate our technology into their engraving products;

     3. Glik-Art purchased panels for their customer remodeling project; the contract with Glik-Art does not include specific price, rather offering six months product discount.

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
COMMENT 8. Please disclose that you have no operations or assets and are a shell company.

RESPONSE: As per Response #7 company commenced several operations while still fine tuning our product suite.

Please refer to our Response #3 regarding "shell company" status as per Rule 405 of Regulation C

                              THE OFFERING, PAGE 3

COMMENT 9. The statement that to close the offering all of the offered shares must be sold is inconsistent with disclosure elsewhere that this is a best efforts offering which means that not all of the offered shares may be sold. Please remove the statement that to close the offering all of the offered shares must be sold.

RESPONSE: The Registration Statement has been updated accordingly.

                      SUMMARY FINANCIAL INFORMATION, PAGE 4

COMMENT 10. Please explain why you have noted that the financial information is unaudited, or remove the reference if appropriate. Additionally, your summary financial information does not agree with amounts provided in your financial statements. Please amend accordingly.

RESPONSE: The references to "unaudited" were removed from the Registration Statement.

      WE ARE VULNERABLE TO THE CURRENT ECONOMIC CRISIS THAT MAY NEGATIVELY
                        AFFECT OUR PROFITABILITY, PAGE 6

COMMENT 11. We do not understand how the disclosure here is currently applicable. Please avoid inapplicable and boilerplate risk factors.

RESPONSE: The inapplicable reference has been removed from the Registration Statement.

             OUR MANAGEMENT HAS LIMITED PRIOR EXPERIENCE..., PAGE 6

COMMENT 12. Please disclose the "hi-tech devices" that Mr. Tomski has experience in designing.

RESPONSE: Mr. Tomski has over 12 years of experience in designing new hi-tech devices such as high vacuum systems for utilization in particle accelerator applications in general and for Accelerator Mass Spectrometry applications in particular; ion optical elements such as atmospheric pressure to vacuum sampling interface, ion guides, ion collision cells that are vital components of commercial mass spectrometers for bio-medical applications; cryogenic systems

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
for commercial superconducting gravity gradiometer this also includes design and manufacturing of superconducting electrical circuits and gradiometer sensor components.

             OUR PRESIDENT AND DIRECTOR WILL ALLOCATE ONLY A PORTION
                     OF HIS TIME TO OUR BUSINESS..., PAGE 7

COMMENT 13. Specify the amount of time that your president and Director will allocate to your business. We note the disclosure on page 21.

RESPONSE: The Registration Statement has been updated as follows: "Our President and Director will allocate only a portion of his time - about fifteen hours a week to our business, which could have a negative impact on our success"

       OUR EXECUTIVE OFFICERS DO NOT RESIDE IN THE UNITED STATES. THE U.S.
                   STOCKHOLDERS WOULD FACE DIFFICULTY, PAGE 7

COMMENT 14. Please include, as applicable, the difficulty in carrying out operations and targeting North America markets as disclosed on page 19.

RESPONSE: Updated Risk Factors section with the following statements:
"Our competitive position in North America within the industry in negligible in light of the recent start up. We may be unable to attract enough customers to compete effectively."

                 WE ARE AN "EMERGING GROWTH COMPANY"..., PAGE 7

COMMENT 15. Revise the paragraph beginning "AS AN EMERGING GROWTH COMPANY" so that it is not in large capital letters, which suggest that it might be another risk factor rather than part of the risk factor entitled "WE ARE AN "EMERGING GROWTH COMPANY" AND WE INTEND..."

RESPONSE: The Registration Statement has been update accordingly.

COMMENT 16. The disclosure on the top of page 8 that "There is no minimum offering of the Asteriko shares and investors will not receive a return of their investment if all shares are not sold" does not appear to be part of a defined risk factor. Please revise.

RESPONSE: The Risk Factors section of the Registration Statement has been revised accordingly.

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
                            USE OF PROCEEDS, PAGE 11

COMMENT 17. We note the disclosure that Mr. Ilia Tomski has verbally agreed to loan the company funds to complete the registration process. If the company is party to an oral contract that would be required to be filed as an exhibit under
Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

RESPONSE: We have prepared the Confirmation Letter to prior verbal agreement to borrow funds from our Director to complete the registration process. The Confirmation Letter is added to the Registration Statement as a new Exhibit 10.4.

COMMENT 18. We note the disclosure that you plan to borrow funds from management if you raise insufficient funds to implement your business plan. Disclose whether you have any agreement or understanding with management to borrow funds if you raise insufficient funds to implement your business plan.

RESPONSE: We have prepared the Confirmation Letter to prior verbal agreement to borrow funds from our Director to implement business plan. The Confirmation Letter is added to the Registration Statement as a new Exhibit 10.3.

                                DILUTION, PAGE 13

COMMENT 19. Please amend your disclosures to reflect the actual net tangible book value at June 30, 2104, and adjust your dilution tables to reflect this amended amount.

RESPONSE: The Dilution section and Dilution table have been updated accordingly

                          PLAN OF DISTRIBUTION, PAGE 14

COMMENT 20. Please disclose what you plan to advertise on your website. The reference to advertising on your website in this section is inconsistent with the statement that you will not utilize the Internet to advertise your offering. Please revise and advise.

RESPONSE: We plan to advertise our product on the company's website www.asteriko.com. We do not use our website to advertise or promote this offering. The inconsistency in the Registration Statement has been corrected.

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
                 INTEREST OF NAMED EXPERTS AND COUNSEL, PAGE 16

COMMENT 21. Please tell us how the reference to $100,000 is consistent with the disclosure requirement under Item 509 of Regulation S-K. We note the disclosure on page 17.

RESPONSE: We have updated the Disclosure Statement and replaced $100,000 with $50,000 according to 509 of Regulation S-K.

     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 25

COMMENT 22. Disclosure that you issued five million shares of common stock to your Director on October 19, 2014 is inconsistent with disclosure elsewhere that you issued the five million shares of common stock to your Director on May 12, 2014. Please revise.

RESPONSE: The share issue date has been corrected as May 12, 2014.

                   DESCRIPTION OF PRODUCT OR SERVICES, PAGE 19

COMMENT 23. We note the disclosure that you are in the process of developing technology for creating dynamic colors on a number of materials commonly used for surface decorations. Elaborate on the phases or steps involved in developing the technology, indicate the amount of time required to complete each phase or step involved in developing the technology, indicate at what phase or step you are in developing the technology, and disclose the known or estimated cost for developing the technology as well as who will produce and engage in such development. We note that you have not spent any funds on research and development activities to date.

RESPONSE: Color decomposition of reflected light or refraction combined with light interference is a known effect and is used in automotive industry to develop the special paints.

Our approach is to achieve similar results using different and more cost effective technology. This approach is based on ability of an average human eye to blend reflected lights and view them as a single color. The type of color depends on combination of base colors (red, blue, and green) in the reflection. All color TVs use similar principle to achieve multicolor effect. The main difference with our proposal is that TV generates light whereas we use the surface reflection. Only select material can be used to achieve this effect the surface of the material should have special geometrical figures on a small level and each painted with at least 3 different colors.

Prior to creating Asteriko Corp. our President has done many experiments and discovered that simple 3D transparent rectangular grid structure could act as a color changing decorative element by simply applying different colors to different faces of the 3D grid. Viewed from different angles, such structure appears to have not only different but also dynamically changing color depending of the viewpoint of the observer.

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
The grid density and the height of each individual rectangular cell defines the light transparency of the element, if back lit, as well as the sensitivity of the color shifting to a different viewing angle. Desired color changing effects can also be achieved through the application of directional spray painting to randomly oriented micro-surfaces.

We are beginning to experiment with rigid and soft foam. It is our understanding that foam sheets of 0.5" to 1.0" thick, rigid or soft, could be made as 3D lattices of adjacent polygons, much like certain types of packing foam. Having painted each face of the polygon into different color will create desired color changing illusion if viewed from different directions.

Our plan is to carry out a phased approach in establishing and developing Asteriko Corp. The first phase will focus on developing and refining design solutions and producing samples The second phase will be production and manufacturing.

Phase one:

     a) select the most effective way to make a given surface to change its color

     b)   identify the materials to be used

     c) manufacture and sell small batches of different materials such as ceiling panels as a proof of concept to see if our products generate interest

     d)   enhance directional spray painting process to achieve better quality

     e)   document the technological process and our "know how"

Phase two:

     a)   advertise our product and technology

     b) negotiate with suppliers and manufacturers of the foam panels of desired geometry. Currently suppliers such as Clark Foam Products Corp. and several others all capable of manufacturing an initial monochromatic 3D foam lattices

     c)   establish distribution network

     d) expand our technology to other materials used for surface decorations capitalizing the basic working principle of the 3D rectangular color changing grid

In case of successful growth of our business, necessary funds will be available through operating profits to further optimize present technique for making color changing rectangular lattices and foam panels as well as establishing proper manufacturing. It will also be possible to start producing samples of color changing ceramic or stamped metal tiles.

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
                  SOURCES AND AVAILABILITY OF PRODUCTS, PAGE 20

COMMENT 24. Please disclose what particular industry experience that your president has.

RESPONSE: Throughout his career Mr. Tomski has been involved with design and manufacturing of hi-tech industrial equipment such as high vacuum systems for utilization in particle accelerator applications in general and for Accelerator Mass Spectrometry application in particular. Mr. Tomski has been actively involved in design, manufacturing and operation of ion optical elements such as atmospheric pressure to vacuum sampling interface, ion guides, ion collision cells that are vital components of commercial mass spectrometers for bio-medical applications. Mr. Tomski has also been involved in design and manufacturing of cryogenic systems for commercial superconducting gravity gradiometer this also includes design and manufacturing of superconducting electrical circuits and gradiometer sensor components.

Mr. Tomski currently he oversees design and manufacturing of superconducting gravity gradiometer sensor at the start-up company targeting major land exploration and natural resources surveying.

International Experience:

2008-present. Senior research scientist in Gedex Technologies Inc., Mississauga, Ontario, Canada. Mr. Tomski is in charge of development and implementation of superconducting gravity gradiometer for use by major mining companies for enhanced land surveying.

2007-2008. Research scientist with the University Of Maryland, Department Of Physics, Gravitation Laboratory, Maryland, USA

2003-2007. Research scientist and Industrial Post Doctoral Fellow in Ionics Mass Spectrometry Group Inc., Concord, Ontario, Canada. Ionics Mass Spectrometry Group Inc. was the start-up company developing performance enhancement equipment upgrades to extend existing commercial mass-spectrometer lifetime for major pharmaceutical companies around the world.

2003-2005. Mr. Tomski was recipient of NSERC Industrial Fellowship. He is author and co-author of a number of industrial patents. Author and co-author of several scientific publications in internationally renowned journals. Member of American Society for Mass Spectrometry (ASMS).

2002-2003. Research scientist position in R&D department of Analytica of Branford Inc., Branford, Connecticut, USA. Analytica of Branford Inc. is high-tech industrial company developing analytical tools for major pharmaceutical and bio-medical companies.

In 2002 Mr. Tomski obtained his Ph.D. in Physics from the University of Toronto.

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
               DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS, PAGE 20

COMMENT: The disclaimer that you will not rely on one or a few major customers appears inconsistent with the disclosure on page 26 that you obtained revenue of $3,239 from sales to three customers from your inception on April 17, 2014 to June 30, 2014. Additionally, we note that you filed the contract with Glik-Art as exhibit 10.1 to the registration statement but have provided no disclosure (nor other contracts as exhibits) about the details of this and any other contract or business arrangement. Please reconcile and revise.

RESPONSE: Our Company is still in development stages and three initial sales were proof of concept projects. Our customer base is expected to grow as we fully develop our product suite and setup commercial manufacturing of the color changing materials. Potential customers will include individuals and businesses (shops, hotels, fitness clubs and night clubs owners; building contractors and industrial design and architecture companies and individuals home owners). The Registrant believes that there will be no dependency on one/few major customers.

 The contract with Glik-Art company (exhibit 10.1) was part of our promotion guaranteeing twenty percent discount for the first six months.

                               FACILITIES, PAGE 21

COMMENT 25. Please disclose the location of your facilities.

RESPONSE: Our experimental and manufacturing facilities located at 353 Bathurst Glen Dr., Thornhill, ON L4J 9A3 Canada.

COMMENT 26. Please disclose the information required by Item 401(c) and (g) of Regulation S-K, including the business experience for the past five years.

RESPONSE: The Registration Statement has been updated accordingly.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 25

COMMENT 27. We note the reference to your web services in the fourth paragraph. Please elaborate on your web services here and in the business section.

RESPONSE: The reference to the web services has been removed from the Registration Statement.

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
                           PLAN OF OPERATIONS, PAGE 26

COMMENT 28. Please reconcile the disclosure on page 27 that you have not started operations with the disclosure that you have generated revenue from sales of product.

RESPONSE: The Registration Statement has been updated accordingly. We have completed three sales to date as a proof of concept projects to confirm customer interest in product offers.

       TOTAL 4TH QUARTER..., PAGE 29; TOTAL COST FOR 12 MONTHS..., PAGE 29

COMMENT 29. Based on your disclosures, the total for the 4th quarter is $8,000, not $4,700. Similarly, based on your disclosures, the total cost for 12 months is $29,700, not $25,000. Please revise.

RESPONSE: Discrepancies noted. The Registration Statement has been updated accordingly.

COMMENT 30. Please reconcile the disclosure that your officers do not reside in the United States with the disclosure that your principal executive office is in Valley Cottage, New York.

RESPONSE: The Registration Statement has been updated as follows: "Our US office is located at 616 Corporate Way, Suite 2-6834, Valley Cottage, NY 10989. Our principal executive office is located at 353 Bathurst Glen Dr., Thornhill, ON L4J 9A3 Canada. Our phone number is (845) 512-5020."

                        STATEMENT OF CASH FLOWS, PAGE F-6

COMMENT 31. Please amend your cash flow statement to reflect properly the activity from April 17, 2014 through June 30, 2014. We note that the $6,484 in advances from stockholder is currently not reflected in your cash flow statement.

RESPONSE: Discrepancy noted. The line reflecting advances from stockholders $6,484 was accidentally dropped during EDGARization and is now restored.

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
                      NOTE 8 - SUBSEQUENT EVENTS, PAGE F-15

COMMENT 32. Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

RESPONSE: The date through which subsequent events were evaluated have been disclosed as required by FASB ASC 855-10-50-1.

                                  EXHIBIT 10.1

COMMENT 33. We note that the contract filed as exhibit 10.1 does not include the price of the product. Please advise whether the $890 that you received in revenue from GLIC-ART (sic) as disclosed on page 26 is the full amount in revenue that you will receive from Glick-Art under the contract filed as exhibit 10.1.

RESPONSE: The contract with Glik-Art does not include specific price, rather offering six months product discount. Customer may choose different materials and different design of the ceiling panels based on their current needs. Purchase price will vary. There is an invoice from May 26, 2014 to the Glik-Art that does specify the purchase price. There could be a multiple purchases from the same company. Contract is not limited to a single purchase and is valid for 6 months since the signing date. The full amount received from Glik-Art includes payment for materials and labor to date is $890 dollars.

Hope this is satisfactory.

Best regards,


/s/ Ilia Tomski
------------------------------
ILIA TOMSKI
Director
Asteriko Corp.

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